ADA-ES INC

April 14, 2005

Dear Fellow Shareholders:

2004 was a period of significant accomplishments for ADA-ES. In our first full year operating as an independent company, we focused on developing our expertise, size, strength and resources to position the Company as the market leader in the emerging mercury emission control industry. We also operated profitably for the third consecutive year, while making significant investments in R&D to enhance our proprietary technology.

The 1,100 coal-fired boilers in the United States, which generate over 50% of the nation's electricity, are being faced with new regulations. During 2004, we continued to demonstrate and supply effective and reliable mercury control technology for plants that are currently subject to state regulations or will be impacted by federal regulations being developed in Washington D.C., as well as new power plants that must meet requirements for 80 to 90% mercury emission control. We are extremely enthusiastic about the progress we made during the year. In fact, we exceeded our 30% revenue growth goal for 2004, achieving 44% growth from both technology demonstrations and commercial projects.

Our strategic relationships with market leading companies such as NORIT Americas, Alstom Power, Arch Coal and Thermo Electron have equipped us with vital resources to reach and serve our utility customers. These partnerships provide us with access to technologies, equipment, products, and marketing that are integral in the application of our mercury control technology.

Another important aspect of our strategy is utilizing funds from the Department of Energy (DOE) and power companies to perform full-scale demonstrations of our technology. During the year, we participated in eight full-scale mercury emission control programs with several more ongoing and scheduled for 2005 and 2006. We successfully completed two projects in 2004 that demonstrated a new chemically modified sorbent recently developed by our partner, NORIT, for significantly reducing mercury emissions from coal-fired plants. These two projects, funded through an $8.6 million DOE program that included $2.6 million in co-funding provided jointly by ADA-ES, Electric Power Research Institute (EPRI), Arch Coal, and 15 electric power companies, demonstrated sustained reductions of greater than 90% of mercury emissions on difficult Western coal applications. We believe that the new proprietary sorbent will offer benefits at many Powder River Basin and lignite coal-burning plants. Additionally, we expect the sorbent to minimize the financial impact of a mercury emission control regulation on the coal and power generating industries by providing cost-effective mercury control options for all coal types. We are now offering this product as part of our mercury control systems for difficult applications.

Additionally, we were awarded key new contracts during the year, which include:

- A $9 million 5-year contract with We Energies to provide mercury measurement and control at its Presque Isle Power Plant in Michigan. This contract is part of a $53 million groundbreaking program representing the nation's first full-scale installation of the EPRI TOXECON™ process. The project, one of six selected under President Bush's Clean Coal Power Initiative, will provide the design information and operating and performance data necessary to evaluate how the TOXECON™ technology might apply to many of the 1,100 coal-fired boilers facing pending Federal and existing State mercury control regulations.

- A $5.5 million contract to install mercury control technology at four power plants owned by Entergy, American Electric Power, and MidAmerican Energy, to evaluate performance and costs in a market segment that was not being addressed by current products. These demonstrations should provide key operating data that will be complementary to our earlier demonstrations and thus improve our ability to provide products for a large portion of this rapidly developing market.

These projects are integral to positioning ADA-ES as a market leader as they allow us to: 1) gain experience working hand in hand with our eventual customers developing and demonstrating the technology, 2) expand our intellectual property portfolio, and 3) train and hire new engineers. The experience and data we gain from these demonstrations enable us to offer a proven mercury emission control technology to our commercial customers. In fact, we continue to experience increased activity in the commercial area of the business. 2004 revenues included work on three commercial projects and we have submitted 80 bids to other potential customers. In this regard, we expect revenues from commercial business to develop in three stages: 1) engineering services, 2) equipment sales, and then 3) continuous sales of activated carbon.

We are currently providing engineering services to a number of our utility customers who have asked for assistance in gathering mercury emission data and in deciphering complicated mercury control results through our Emissions Strategies Division, which began operating in August of 2004. We are working with these customers to establish the best way to control mercury emissions at each of their plants. In the last two quarters of 2004, the division performed work on eight contracts, which generated over $350,000 in revenues. We expect it to generate approximately $2 million in revenues in 2005.

I am also happy with the response of the financial market to two key corporate milestones we achieved during 2004. We completed an $8 million private equity placement in August that broadened ADA-ES' institutional shareholder base and strengthened the Company's balance sheet, a key element to winning new contracts. The investment also enabled us to meet the requirements for listing on the NASDAQ, on which the Company's stock began trading in October. The growth in the market cap achieved during 2004 puts the Company in a very strong position to pursue additional strategic opportunities in 2005 that could provide even greater potential for growth in revenues and income.

With regard to our financial results, we achieved gains in revenue and pre-tax income for the fiscal year ended December 31, 2004. Total revenues increased 44% to $8.4 million, operating income grew 20% to $383,000 and net income before tax rose 26% to $398,000. Net income was $336,000 and net earnings per share were $.08, calculated on 21% more shares outstanding due to the private equity placement.

We continue to leverage our expertise, strategic relationships, and industry position to capitalize on the tremendous growth opportunities in the mercury emission control industry. We are proud of the success we have achieved executing our plan to develop and commercialize products that enable coal-fueled power plants to operate efficiently and in accordance with current and pending emission regulations. Based on our current contracts for mercury measurement and control as well as additional agreements we anticipate executing in the near future, we are extremely optimistic about the Company's prospects in 2005 and beyond.

On behalf of the Board of Directors, management and employees, we thank you for your support and look forward to keeping you apprised of the Company's continued development.

Sincerely,

Michael Durham, Ph.D., MBA
President

2004 Annual Report

Description of Business.

This Annual Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 that involve risks and uncertainties. In particular such forward-looking statements may be found in this section and under the heading "Management's Discussion and Analysis or Plan of Operation." Words or phrases such as "will," "hope," "expect," "intend," "plan" or similar expressions are generally intended to identify forward-looking statements. Those statements involve risks and uncertainties that could cause actual results to differ materially from the results discussed herein. The principal risks and uncertainties that may affect the Company's actual performance and results of operations include the following: general economic conditions; adverse weather; changes in federal income tax laws and federal funding for environmental technology/specialty chemicals programs; governmental regulation; changes in governmental and public policy; changes in economic conditions specific to one or more of the Company's markets and businesses; competition; availability of raw materials; and unexpected operations difficulties. Other risks and uncertainties may also affect the outcome of the Company's actual performance and results of operations. You are cautioned not to place undue reliance on the forward-looking statements made in this Annual Report.

Business Development.

ADA-ES, Inc. ("ADA-ES" or "Registrant" or "Company", which term includes its wholly-owned subsidiary unless otherwise indicated) is an environmental technology and specialty chemicals company helping electric utility companies remain competitive while meeting environmental regulations. The major activities of the Company include sales of equipment, field testing and services related to the emerging market for mercury emission control ("MEC") for electric generating coal-fired boilers, the sale of flue gas conditioning ("FGC") equipment and chemicals, and other chemicals and technologies for such boilers. ADA-ES was incorporated under the laws of the State of Colorado in 1997 to serve as the holding company for ADA-ES, LLC. In May 1997, Earth Sciences, Inc. ("ESI" or "Earth Sciences") acquired a 51% equity position in ADA-ES, LLC through a combination of stock and cash. The acquisition agreement provided for payments of cash and notes and included an option for Earth Sciences to acquire the remaining equity interests in ADA-ES, LLC from the ADA-ES shareholders. In May 1998, Earth Sciences exercised that option, acquiring a 100% interest in ADA-ES, LLC by issuance of 1,716,000 shares of stock to the shareholders of ADA-ES in exchange for all their shares in ADA-ES. As of January 1, 2003, Earth Sciences transferred all of its ownership in ADA-ES, LLC into ADA-ES. In March 2003 ADA-ES and ESI entered into an agreement for the pro rata distribution of all the common stock of ADA-ES to the shareholders of ESI. The distribution occurred on September 12, 2003 based on a record date of August 29, 2003 as set by the ESI Board of Directors. The distribution resulted in ADA-ES being a separate company operated apart from ESI.

During 2004, ADA-ES (a) substantially increased its MEC business through government and industry funded field demonstration contract work including existing and new contracts and a growing number of commercial activities; (b) maintained its FGC business through continued chemical sales and service on three full-time units, and installation of a new unit in December 2004; and (c) continued limited sales and further demonstrated an anti-slagging product through a joint venture with Arch Coal, Inc. ("Arch") formed to co-market that product. In August 2004, the Company sold 1 million shares of its common stock to a limited number of private investors and received net proceeds of $7.6 million. Shortly thereafter, the Company applied for and was granted listing status on the NASDAQ small cap market.

Thus far in 2005, ADA-ES (1) continued work on government- and industry-supported contracts for field testing, installation and evaluation of mercury control systems at several sites, (2) prepared for testing at the four plants under a new government and industry supported contract announced in November 2004, and (3) continued the supply of FGC chemicals to several plants including a new customer who began regular use in January. These activities and those in the preceding paragraph are described in the succeeding paragraphs below in Item 1(b).

ADA-ES currently has four operating FGC units at coal-fired utilities in Illinois, Iowa, Louisiana, and Wisconsin. Revenues from sales of equipment and chemicals to FGC customers in 2004 and other FGC contract work totaled $2,122,000. Assuming the continuation of the historical levels of FGC chemical purchases over the last four years by its existing customers, ADA-ES expects to recognize revenues of approximately $2.3 million in 2005 from sales to those customers. There can be no assurances that those expectations will be met.

Early in 2000, ADA-ES received the signed Department of Energy ("DOE") cooperative agreement awarded to develop a broader spectrum of FGC chemicals (the "DOE FGC Contract") and commenced research activities thereunder. In the fall of 2000, ADA-ES received the award of an additional DOE cooperative agreement to test mercury control technology (the "DOE Mercury Contract") totaling up to $6.8 million over the life of the contract, which amount includes industry cost-share, and commenced research activities thereunder. In the fall of 2002 ADA-ES received the award of a further DOE cooperative agreement and commenced activities thereunder for the long-term test of mercury control technology totaling $2.4 million, which amount includes industry cost share. During 2003 ADA-ES commenced limited work on the permanent installation, testing and related activities of a mercury control system for We Energies Presque Isle plant in northern Michigan. The contract for that work was signed in early 2004 and, after an amendment, which is expected to be signed in the first quarter of 2005, will cover approximately $9 million of work over a 5-year period. In the fall of 2003 ADA-ES received the award of a further DOE cooperative agreement and commenced activities thereunder for the testing of mercury control technology, now at five plant sites through 2006 totaling $8.6 million, which amount includes industry cost share. In November 2004, ADA-ES was notified by DOE that DOE intends to negotiate a new cooperative agreement with the Company for the purpose of testing mercury control technology at four power plant sites. The agreement was signed in February 2005. Minor activities were conducted in 2004 related to the contract, which totals approximately $5 million, which amount includes industry cost share. Revenues recognized in 2004 from these government/industry contracts totaled $4.2 million. ADA-ES retains the right to commercialize any products developed under the activities of these contracts. Assuming continued funding, ADA-ES expects to recognize revenues of approximately $3.6 million from these contracts in 2005. The government commits funds for these contracts on an annual basis and although continued funding under the awarded contracts is considered highly probable, there can be no assurances that the government will continue to approve such funding in its future budgets.

Sale of Shares.

In August 2004, the Company entered into several Subscription and Investment Agreements and privately sold 1 million shares of its common stock to a limited number of institutional investors at a price of $8.00 per share. The net proceeds to ADA-ES from the sales totaled $7,620,000. Pritchard Capital Partners LLP acted as the placement agent for the sales and received a fee of approximately 5%. Approximately $551,000 of the proceeds were utilized to pay off long-term debt. Approximately $7 million of the proceeds have been invested in highly rated corporate and government bonds, low-risk growth equities and money market funds.

Business of Issuer.

Market for Our Products and Services

The primary drivers for many of our services are new environmental regulations and the deregulation of the utility industry. Environmental regulations, such as the 1990 Clean Air Act Amendments, various State regulations and permitting requirements for new plants, are requiring utilities to reduce emission of pollutants, such as sulfur dioxide and nitrogen dioxide, and toxic particles. The Environmental Protection Agency and numerous state regulatory bodies are developing regulations that are expected to require large mercury reductions at the nation's 1,100-plus coal units. The Environmental Protection Agency (EPA) has recently issued (March 2005) its mercury control regulations and we are in the process of evaluating their effect on our future business. Early DOE studies indicate that the cost to control these emissions will be $2-$5 billion annually. We are positioning ourselves to be a key supplier of services to the market that is anticipated to be established by these regulations. The markets that will be affected by new regulations are the same ones that we currently operate within. In addition, the systems and products that are required for mercury controls fit well with our existing products and capabilities.

In addition to environmental regulations, the coal burning electric power generation industry is also impacted by the ongoing deregulation of the utility business. Historically, public utilities have been able to pass capital and operating costs onto customers through rate adjustments. However with deregulation, utility companies face competitive challenges requiring them to better control capital spending and operating costs. These changes increase the need for cost-effective retrofit technologies that can be used to enhance existing plant equipment to meet the more stringent emission limits while burning less expensive coals. We have entered this market with (1) our proprietary non-toxic chemical conditioner that offers both technical and economic advantages over the hazardous chemicals that have been in use, (2) mercury control technology that has been demonstrated to effectively reduce mercury emission over a broad range of plant configurations and coal types, and (3) products, such as ADA-249, that provide utilities flexibility in choosing the fuel they plan to burn.

In the unprecedented event that existing and expected environmental laws were rescinded or substantially changed, our business would be adversely affected by declining demand for such products and services. Demand for the Company's FGC and ADA-249 products is primarily two-fold. Customers purchase these products to mitigate operating problems and/or to help comply with environmental regulations such as the Clean Air Act Amendments of 1990. Although the Company's existing customers and those expected in the near-term are believed to desire the Company's products for mitigation of operating problems, we would anticipate that any softening of existing air pollution control requirements would slow expected growth for these products. Demand for the Company's mercury emission control technology is being driven almost exclusively by legislation requiring such control. Several states have passed, or are expected to pass, legislation requiring such control (Connecticut, Massachusetts, New Hampshire, New Jersey, North Carolina and Wisconsin). The EPA has recently issued (March 2005) its mercury control regulations and we are in the process of evaluating their effect on our future business. Delays in, or derailment of, the passage of federal mercury control legislation will significantly impede the potential growth of the Company.

The environmental technology/specialty chemicals industry is generally subject to seasonal trends. These trends reflect the general pattern of electricity use and generation, which typically peak during the spring and summer months and decline from October through March. Our quarterly results can be expected to fluctuate in the future, reflecting this seasonality. These and other factors may make it difficult to predict our results of operations. If our results of operations do not meet the expectations of our stockholders and financial analysts, then our common stock price may be adversely impacted.

Government and Industry Supported Contracts

In 2004, 2003, and 2002, 49%, 45% and 47%, respectively of the Company's revenues were derived from or related to DOE and industry-supported programs. Our revenues from government and industry-supported contracts would be adversely impacted by any material decrease in funding for the projects in which we are involved. In addition, we look to the DOE funding as a significant means to further develop our technology and intellectual property in the area of mercury emissions control covered by that funding. Any material decrease in funding for the projects in which we are involved would hamper the development of our technology and intellectual property, as it does not appear that we could currently fund the same level of development work apart from the support provided by DOE and industry.

The DOE issues solicitations from time to time for various development and demonstration projects. The DOE solicitations range in subject matter, and the Company submits bids for topics that fit the Company's mission and strategic plan. The bids involve a proposed statement of work, and contracts are negotiated with successful bidders to perform the specified work. The contracts with the DOE are known as Cooperative Agreements and are considered financial assistance awards. The Company currently has three such agreements. Generally, the agreements cover the development and/or demonstration of air pollution control technologies for coal-fired power generating plants. Our agreements cover the testing of mercury control systems at power plants. The work may involve designing and fabricating equipment, installing the equipment at power plants, testing the equipment, preparing economic studies, and preparing various reports. The deliverables required by the agreements include various technical and financial reports that are submitted by the Company on a prescribed schedule. The agreements require that the negotiated scope of work be performed, which includes testing/demonstrating various air pollution control technologies. The agreements with the DOE provide that any inventions made by the Company as a result of the work become the property of the Company.

The agreements with DOE generally require industry cost share, which is considered a key component to the viability of the project and which may take the form of cash contributions and/or in-kind contributions of material and services. The cost share percentages on the mercury projects in which we are involved range from 32% to 50%. Typically, the utility host site for the demonstration project provides a considerable amount of the cost share with other interested industry partners also providing funding, either individually or through EPRI (the Electric Power Research Institute). To the extent that the required cost share is not provided by industry partners or EPRI, ADA-ES provides the balance by reducing the revenues it would otherwise recognize on the work performed. We expect the power industry's interest in these and future projects to continue and grow as the nation moves closer to enactment of mercury control regulations.

Key Business Relationships

We have developed key industry relationships with companies much larger than ourselves (e.g. NORIT Americas, Inc., ALSTOM Power, Inc., Thermo Electron, and Arch Coal, Inc.). Subject to the terms of those agreements, the relationships may be terminated by the passage of time, through notification from the other party or failure of the Company to obtain a certain market share. Those relationships are expected to bolster the premier position we believe we hold that will allow participation in the large market projected to emerge from regulations to limit mercury emissions from coal burning power plants. The loss of those key relationships would impede our ability to secure the highest achievable amount of business from that emerging mercury control market. (See the discussion below under the caption "ADA-249" and "Commercial Mercury Emissions Control.)

ADA-ES' Technology and Services - FGC

We have developed a technology for conditioning flue gas streams from combustion sources that allows existing air pollution control devices to operate more efficiently. Through various suppliers and contractors, we may manufacture engineered units for each individual application. The units mix, pump and monitor the feed of proprietary chemical blends. The chemical blends are applied to the flue gas streams by a pressurized system of specially designed lances and nozzles. Such treatment of the flue gas stream alters the physical properties of the fly ash particles contained therein primarily by decreasing particle resistivity. This alteration allows the existing electrostatic precipitator ("ESP") to more effectively collect such fly ash particles that would otherwise escape into the atmosphere. ADA-ES' technology also has application in the cement and petroleum refining industries where particulate emissions are being or need to be controlled. The non-utility markets are not being aggressively pursued since the profit margin potential for such customers is considered to be less since chemical usage is lower.

ADA-249

In 2000, we introduced a new specialty chemical, ADA-249, a product designed to save utility companies with cyclone furnaces significant costs each year through reduced fuel costs, enhanced operational flexibility and improved marketability of combustion by-products. Cyclone furnaces were designed as an efficient, compact way to burn high-ash, high-sulfur coals to produce steam for power generation. The coals for which these units were designed typically produce a thick molten slag layer on the walls of each cyclone barrel. The slag coating catches the incoming coal and holds it until combustion is completed. When switching to Powder River Basin ("PRB") coal, however, the slag layer is usually too thin and watery to capture the coal, so the coal must burn in flight. Even though PRB coal burns faster than bituminous coal, there is just not enough time for combustion to be completed within the main furnace firebox. The result is usually unacceptable amounts of unburned carbon in the fly ash as well as increased ash deposition, increased air emissions, and an unfavorable unit heat rate. Another problem with PRB coal slag in a cyclone furnace is that it solidifies (freezes) abruptly during low-load operation when the cyclone temperature drops.

Since these boilers rely on keeping the slag molten all the way to the slag tap (a drain on the furnace floor) in order to operate, the freezing problem can cause unplanned shutdowns and lost revenues. In order to keep the PRB coal slag molten, these units must be operated at high loads even during periods of low demand, which adversely affects power revenues. Finally, bottom ash is a more valuable commodity for sale to ash brokers than fly ash. Many cyclone boilers that have converted to PRB coal have lost significant revenues from ash sales compared to the old days of burning high-ash coals.

ADA-249 is a patented product designed to modify slag viscosity. ADA-249 is a blend of iron oxides, mineralizers, and flow enhancers, that is added to the PRB coal prior to combustion in order to create the proper slag layer for combustion within the cyclone barrel. In application at the utility, ADA-249 is conveyed mechanically from a supply delivered via dump truck to a hopper. From there, ADA-249 is fed by screw and belt conveyors to the coal feeders. The addition of ADA-249 to the coal results in more coal burning in the cyclone, less carbon in the fly ash, better precipitator performance, reliable slag tapping, and more bottom ash to sell. We design and sell the delivery system and the continuing supply of chemical.

In May 2001, we entered into an agreement with Arch Coal Inc., the second largest U.S. coal producer, to jointly market ADA-249 to cyclone-fired power plants. The agreement was modified and restated as of January 1, 2002. Pursuant to the agreement, the Company has granted a non-exclusive, non-transferable license to the joint venture ("JV") to use ADA-249 in connection with the JV activities. The JV is controlled by a five-member management committee, three of whose members are selected by Arch and the remaining members by the Company. The JV will pay the Company from the commercial price less a discount of approximately $15 per ton for all ADA-249 material supplied and commercial rates for any technical services. The Company and Arch each will bear their own costs and expenses related to any ADA-249 marketing efforts. Arch will fund the JV activities, including equipment needs and will retain any net profits. Either party may terminate the JV upon 60-days written notice after non-approval of the annually required business plan.

Together, Arch and we anticipate providing to Arch customers a long-term package of PRB coal, the ADA-249 chemical and, if needed, the required injection equipment. This package is intended to enable boiler operators to achieve the benefits of the ADA-249 fuel additive without making a significant capital investment. The companies will also handle the logistics of supply and system maintenance. During 2004, in addition to continual sales to one customer and seasonal sales to another, (the revenues from whom amounted to less than 10% of the Company's total revenues), ADA-249 was demonstrated at three sites, for which we are in various stages of negotiation to supply ADA-249 on a continual basis. The DOE does not participate with the Company in any of its activities related to ADA-249.

DOE Mercury Contract

ADA-ES began work on a cooperative agreement with the Department of Energy in October 2000 to demonstrate full-scale mercury control systems at coal-fired power plants. During the $6.8 million project, integrated control systems were installed and tested at four power plants. The mercury control system involves injecting powdered activated carbon (PAC) into the power plant flue gas where it ties up the mercury. The existing particle control equipment at the power plant then collects the PAC. ADA-ES was responsible for managing the project including engineering, testing, economic analysis, and information dissemination functions. Power generating companies that entered into contracts with ADA-ES are Alabama Power Company, We Energies, and PG&E National Energy Group. During 2001 ADA-ES completed demonstration tests at two of the plants, and the remaining two plants were tested during 2002. The first test site was Alabama Power's Gaston plant, which uses fabric filters to reduce particulate matter emissions. Tests using PAC at this site showed that 80-85 percent of the mercury was removed, with as much as 90 percent being removed at the highest performing periods during two weeks of testing. The We Energies Pleasant Prairie Power Plant was the second site to be tested. This site is equipped with electrostatic precipitators for particle collection. Mercury-removal rates at this site using PAC ranged from 40 to 60 percent, with short-term peak removal rates being 60-70 percent. Testing at the PG&E Brayton Point Station and Salem Harbor Station showed that mercury removals of 90 percent could be achieved using PAC. The Cooperative Agreement with DOE is scheduled to be completed in early-2005. Overall industry cost share on this project is 33% and ADA-ES has provided cost share of approximately 13% of the total project.

DOE Long-Term Test of Mercury Controls

ADA-ES was awarded a $2.4 million cooperative agreement from the Department of Energy in September 2002 to install a mercury control system and evaluate its operation over an extended period of time. The project location is Alabama Power Company's Plant Gaston where PAC has been injected into the flue gas stream between an existing electrostatic precipitator and COHPAC baghouse. A limited test of this configuration was performed under the DOE project described above with good results. The extended test has matured the technology and provided information that is needed to assure reliable long-term continuous operation in these systems. Testing at the site was completed in 2004 and final reporting on results of the project is expected in 2005. Overall industry cost share on this project is 43% and ADA-ES has provided cost share of approximately 18% of the total project.

Clean Coal Power Initiative Program at We Energies

The Company has been selected to provide mercury control technology and services for a major project at the We Energies Presque Isle Power Plant. The U.S. Department of Energy announced in January 2003 that it would award a cooperative agreement to We Energies, located in Milwaukee, Wis., to demonstrate an integrated mercury and particulate matter emissions control system on three generating units at the facility located in Marquette, Michigan. The demonstration project, named TOXECON, is expected to also investigate the additional capabilities of the proposed system to control sulfur dioxide and nitrogen oxide emissions. The primary attribute of TOXECON, an EPRI (Electric Power Research Institute) patented process, is that it potentially represents the best option for control of greater than 80 percent of mercury from coal-fired plants. TOXECON may also prove to be the primary mercury control choice for western coals, and the only choice for units with hot-side electrostatic precipitators. TOXECON is expected to make use of only one "baghouse," or emissions collection structure, for three small boilers, increasing the cost-effectiveness of the integrated system. TOXECON is expected to also allow for separate treatment or disposal of the ash collected in the primary particulate control device, and is expected to be applicable to a significant number of existing coal-fired plants in the U.S. Specific objectives of the project are to achieve at least 90 percent mercury removal; determine viability of sorbent injection for up to 70 percent sulfur dioxide control; minimize waste disposal with a target of 100 percent utilization; and recover at least 90 percent of the mercury captured in the ash. DOE is expected to provide $25 million of the project's $50 million total cost. We Energies is hosting the project as well as serving as the prime contractor with the DOE. The Company is providing on-site engineering support, mercury control and measurement technologies, and project reporting services under a $9 million contract with We Energies. Cummins & Barnard is providing design construction management resources to the project. The formal contract was executed in the first quarter of 2004. During 2004 our portion of the contract was reduced from an expected $10 million to $9 million in recognition of the effect of increased steel prices on the overall project and the direct subcontracting of some work that was originally planned to be conducted through ADA-ES. Overall industry cost share on this project is 50% and ADA-ES is not providing any cost share to the total project.

Work under the contract will be performed over a five-year period, with design and initial site work beginning in 2004. As a result of the project, it's expected that there will be (i) a significant reduction in the rate of air emissions from the Presque Isle units and (ii) mercury control retrofit technologies and emissions control improvements applicable throughout the U.S.

DOE Mercury Control Program at Sunflower, AEP, Ameren UE, Detroit Edison and Missouri Basin Power Project

During 2003 the Company was awarded an $8.4 million cooperative agreement with the U.S. Department of Energy's National Energy Technology Laboratory (DOE/NETL). The agreement is to perform sorbent-based mercury control technology testing for coal-fired power plants. The project is being executed together with ADA-ES' partner, ALSTOM Environmental Control Systems ("ALSTOM"), one of the largest suppliers of air pollution control equipment to power plants in North America. The program will be carried out over 3 years.

Under the program, ADA-ES and ALSTOM are testing the mercury control technology at five power plants. These tests are covering a combination of coals and pollution control equipment configurations typically used in over 900 plants, and more than 75% of the U.S. coal-fired generating capacity. ADA-ES and ALSTOM are working in partnership with Sunflower Electric, American Electric Power, AmerenUE, Detroit Edison and Missouri Basin Power Project, which are providing host sites. These companies, along with EPRI and ADA-ES, are contributing $2.6 million in cash and cost share to the project. The DOE is contributing $6 million of the $8.6 million in funding for the project. Overall industry cost share on this project is 32% and ADA-ES has provided cost share of approximately 9% of the total project.

The original budget for the project was estimated at $8.8 million and was revised in 2004 to $8.4 million to reflect lower indirect rates expected during the life of the project. This is merely an accounting adjustment and does not impact the scope of work to be performed under the project. Originally, Ontario Power was providing its Nanticoke Station as a test site. Ontario Power withdrew the site during 2004 due to changes in priority related to mercury control. This site is being replaced by a power plant belonging to Detroit Edison. In addition, a power plant belonging to the Missouri Basin Power Project is being added to the project. Approval from DOE to add these two test sites occurred in early 2005.

The test sites were specifically selected to provide key operating data that will be complementary to our earlier demonstrations. The data from this program should generate widespread interest in the power industry, and these tests should significantly improve our ability to provide effective and reliable mercury control systems that minimize the costs and impact on power generation. Over the 3-year period, ADA-ES expects to recognize $7.4 million in revenue from the project. Two sites were tested during 2004, and three additional sites are expected to be tested in 2005 and 2006.

The project is expected to help promote the marketing arrangement between ADA-ES and ALSTOM, discussed below, as the premier integrated solutions provider for the control of mercury emissions from coal-fired power plants.

DOE Mercury Control Program at MidAmerican, AEP and Entergy

The Company was notified in 2004 that it was selected by DOE to perform additional full-scale field tests of sorbent-based mercury control technology for coal-fired power plants. The cooperative agreement was signed in February 2005. ADA-ES expects to recognize $1 – $2 million in annual revenues from this contract during 2005 to 2007. This includes primary funding from DOE and at least 25% cost sharing provided by participating power companies. In this new program, ADA-ES is planning to install mercury control technology at four power plants and evaluate performance and costs. Testing of novel high-temperature sorbents, including ADA-ES' proprietary flue gas conditioning agents, is being planned at two plants owned and operated by MidAmerican Energy. This is an important market segment that is currently not being addressed by current products. Tests are also planned to evaluate a new Electric Power Research Institute (EPRI) technology named TOXECON II on both low-sulfur Western coal and high-sulfur Eastern coal. The TOXECON II process uses activated carbon to reduce mercury emissions in an innovative low-capital cost configuration that prevents contamination of the ash. This technology is geared for power plants that need to reduce mercury emissions by 50 to 70%, but want to continue to sell their ash for use in concrete. Host sites are expected to be provided by MidAmerican, American Electric Power and Entergy.

Government Funding of DOE Contracts

The government commits funds through the Department of Energy for the above-described contracts on an annual basis and although continued funding under the awarded contracts is considered highly probable, there can be no assurances that the government will continue to approve such funding in its future budgets.

Commercial Mercury Emissions Control

In December 2002 we entered into an exclusive relationship with ALSTOM Environmental Control Systems ("ALSTOM"), the largest supplier of equipment to power plants in North America, to market systems for mercury removal from power plants and other facilities. In response to pending State and Federal legislation for mercury emission control, ALSTOM and ADA-ES intend to provide overall turnkey solutions for mercury control including guaranteed performance. Such solutions may include all equipment required including carbon storage and injection equipment, particulate collection equipment or redesign/rebuild/conversion of existing equipment, monitoring equipment, and even guaranteed supply of powdered activated carbon (PAC). The partnership will focus on providing the required equipment and modifications to achieve up to 90% removal of mercury meeting all applicable standards. The partnership will combine our leading technology position in PAC-based mercury removal, acquired through our years of development including the DOE sponsored projects, with ALSTOM's technology in particulate collection (Electrostatic Precipitators and Fabric Filters) and ALSTOM's experience in mercury removal in the waste-to-energy business.

Under the terms of the agreement with ALSTOM:

- the parties will jointly develop marketing plans and sales objectives;
- the parties will grant one another exclusive marketing licenses to exploit their respective intellectual property for mercury emission control;
- the parties will grant one another limited, royalty-free licenses to use their respective intellectual property for mercury emission control;
- the parties will make joint commercial offerings for mercury emission control;
- ADA-ES and ALSTOM will each pay for their respective costs of marketing and development of their mercury control technologies; and

- the agreement may be terminated by mutual agreement of ADA-ES and ALSTOM, for an uncured breach of a material provision, and/or after one year upon three months written notice to the other party.

In 2001, Earth Sciences and NORIT Americas Inc. ("NORIT") entered into a Market Development Agreement to jointly pursue the market for equipment and sorbents to remove mercury from coal-fired boilers. Earth Sciences has assigned all of its rights under that agreement to ADA-ES as part of the distribution agreement with the consent of NORIT. The agreement joins ADA-ES with NORIT, the country's leading supplier of powdered activated carbon. The goal of the agreement is to jointly develop mercury control sorbents designed to maximize removal efficiency and minimize costs. NORIT provides PAC and dosing systems for removing mercury from flue gas generated from the combustion of municipal and medical solid waste and hazardous waste. The agreement provides a long-term means for both NORIT and ADA-ES to benefit from potential sales of equipment and to participate in the development of sorbents for this emerging mercury control market. We expect to establish and further define the parameters for the mutual exclusivity this year after the likely market becomes more clear after evaluation of the recently issued (March 2005) EPA regulations.

Under the terms of the agreement with NORIT:

- the target market is defined as North American coal-fired utilities;
- ADA-ES is responsible for
  - sorbent identification, technical and economic ranking and demonstration testing
  - market development and sales coverage
  - equipment contract negotiation, project execution and installation supervision
- NORIT is responsible for manufacture and/or supply of sorbents and the equipment dosing systems;
- subject to performance requirements, ADA-ES will represent NORIT exclusively in the defined market;
- in order for ADA-ES to maintain its exclusive representation of NORIT, at least 50% of the market users during the 2004 to 2007 period must be supplied by NORIT, in periods beyond those dates, annual minimum sales targets will be mutually agreed upon;
- for NORIT to maintain exclusivity, it must supply sorbents at prices and in quantities to meet the market demand and the ADA-ES sales targets;
- ADA-ES will earn a commission of 10% on sorbent sales and 5% on equipment sales, which commissions continue even if ADA-ES fails to maintain its exclusivity through failure to meet its performance requirements; and
- the parties agree to renew or renegotiate the agreement in good faith during the period when regulations requiring mercury emission controls are being reviewed which the parties estimate will be in mid-2005.

In April of 2004 ADA-ES announced that we had entered a cooperative agreement with Thermo Electron Corporation to develop a continuous emission monitoring system (CEMS) for the measurement of mercury in flue gas.

Under this agreement, Thermo, the leading supplier of stack gas monitors to the U.S. power generation market, will design and manufacture the mercury CEMS. ADA-ES will conduct extensive field validation prior to the product's commercialization, which is scheduled for April 2005. The pending Federal legislation for reducing power plant mercury emissions has generated the need for enhanced flue gas mercury removal technology and the associated requirement to validate its performance via continuous emission monitoring. This challenging monitoring application requires extensive field studies under a broad range of flue gas matrices and operating conditions. The arrangement with Thermo provides a unique opportunity to accelerate the evaluation of sorbent injection based mercury removal systems and concurrently demonstrate the suitability of Thermo's mercury CEMS.

Under the terms of the agreement with Thermo:

- Thermo is responsible for design of hardware, firmware software and overall product development as well as manufacture of commercial version of the mercury CEMS;
- ADA-ES is responsible for field validation and performance feedback and, depending on the work performed and supply of CEMS, may pay Thermo up to $400,000;
- Activities under the contract are expected to be completed by May 2005 after which Thermo is expected to manufacture, market and sell mercury CEMS and ADA-ES is expected to purchase from Thermo all its requirements for mercury CEMS;
- Under a separate distribution arrangement, ADA-ES is expected to sell the Thermo CEMS only in conjunction with it mercury control technology and will receive a 25% discount from Thermo published price list;
- Either party may terminate the distribution arrangement upon 120 days written notice to the other party.

Other Consulting Services

ADA-ES also offers consulting services to assist utilities in planning and implementing strategies to meet new government emission standards requiring reductions in both sulfur dioxide and nitrogen dioxide. ADA-ES is also developing and testing new chemical blends expected to aid coal-burning utilities in the variety of problems that may be encountered in switching to lower cost coals.

Competition

Our primary competition is the conventional FGC technology using either sulfur trioxide or a combination of sulfur trioxide and ammonia. This technology has been available commercially since the 1970's and is offered by Chemithon Engineers Ltd., Wahlco, Inc. and Benetech in a variety of forms. Conditioning of fly ash by injecting small amounts of sulfur trioxide into the flue gas is a well-proven technique for improving performance of the ESP. Such sulfur trioxide conditioning loses its effectiveness in application with temperatures over 350°F. The capital costs of conventional FGC technology are in excess of $1 million. Injection of water mist into the flue gas stream is also a known technique for improving performance of the ESP in certain applications and is offered by EnviroCare, Inc. The capital cost of a water injection system are typically $200,000-300,000. A typical ADA-ES system can cost between $300,000-600,000. The Company has also introduced a product shown to be effective in the 300-750°F range that is suitable for intermittent application and can augment a sulfur trioxide system and help to avoid use of ammonia. The competitive advantages of our FGC technology include an effective temperature range of 300°F to 900°F; a simple injection system; a non-toxic conditioner that will not become a secondary pollutant; and chemicals that are safer and easier to handle on site. The variety of products in the industry to aid ESP performance primarily compete on the basis of performance and price. The Company usually arranges for a full-scale demonstration of its products to its potential customers prior to selling its systems and chemicals for use on a continual basis.

There are no major barriers to entry of our products in the market; however, utility companies are generally slow to embrace new technologies when they perceive any potential for disruption in the production of electricity. The market for ADA-249 is just starting to emerge and no significant competition yet exists.

The commercial mercury control market for existing coal-fired electric utilities is beginning to emerge as a result of the enactment of state and federal regulations that for the first time in U.S. history are requiring such utilities to control their mercury emissions. We estimate that there are approximately 1,100 individual units (several may be located on one site) in excess of 25 megawatts of generating capacity that could be impacted by such regulations. The impact of the recently issued EPA regulations are being evaluated. Regulations currently exist that require new coal-fired plants to control mercury emissions. As of December 31, 2004, we had responded to over 150 bid requests for activated carbon injection systems, 30 of which we believe are likely to proceed to orders between now and 2008. The capital equipment expected to be required by those 30 units amounts to approximately $30 million, and the annual sorbent requirements of such units are estimated to total approximately $30 million. We are not aware of any other company who is responded to requests for commercial bids of mercury control systems at this time. As this market matures, we expect competition will arise primarily in the sorbent supply arena (activated carbon or other). See the discussion above under the caption "Market for Our Products and Services."

Patents

We have received seven patents related to different aspects of our technology. The Company's patents have terms of 20 years measured from the application date, the earliest of which was in 1995. A patent related to ADA-249 was issued during 2004. In addition a patent for a new FGC additive was issued to the Company in 2004. We continue to improve our products, and patents applications for additional products have been submitted. Although important to protect our continuing business, we do not consider any of such patents to be critical to the ongoing conduct of our business.

Supply of Chemical for Our Customers

We typically negotiate blending contracts that include secrecy agreements with chemical suppliers located near major customers. These arrangements minimize transportation costs while assuring continuous supply of ADA-ES proprietary chemical blends. Such arrangements have been in place since the spring of 1999 and are generally renewed on an annual basis.

Raw Materials

We purchase equipment from a variety of vendors for the engineered units we manufacture. Such equipment is available from numerous sources. We typically subcontract the major portion of the construction labor associated with installation of such equipment, again from a variety of vendors, usually those local to the site of the work. We purchase our proprietary chemicals through negotiated blending contracts with chemical suppliers generally located near each major customer. The chemicals used are readily available, and several such chemical suppliers can perform to our requirements.

Seasonality of Activities

The sale of FGC chemicals is dependent on the operations of the utilities to which such chemicals are provided. Our FGC customers routinely schedule maintenance outages in the spring of each year. During the period of such outages, which may range from two weeks to over a month, no FGC chemicals are used and purchases from ADA-ES are correspondingly reduced.

Dependence on Major Customers

In 2004 we regularly supplied chemical, equipment and services to 3 FGC customers. We recognized 8% of our revenue from MidAmerican Energy Co. in Iowa, 6% from Alliant Power in Wisconsin, and 7% from Cleco Utility Group, Inc. in Louisiana. Also in 2004 we sold an activated carbon injection system to a northeastern utility and provided services as they utilized that system to evaluate their future needs for mercury emission control. Revenue related to that sale and provision of services represented 9% of our revenue. ADA-ES' own sales staff markets our technology through trade shows, mailings and direct contact with potential customers. During 2004 we recognized 49% of our revenue from services provided directly or as a subcontractor under contracts to the U.S. government as discussed above under Government and Industry Supported Contracts. (See also Notes 5 and 9 to the Consolidated Financial Statement included elsewhere in this report).

Research and Development Activities

The Company is involved in several R&D contracts funded by DOE and industry groups primarily directed toward the control of mercury emissions. The Company cost shares in many of those contracts. For 2004 and 2003 we estimate that our direct cost share of R&D in our DOE related contracts amounted to approximately $348,000 and $217,000, respectively. In addition, we spent approximately $467,000 and $376,000 on our own behalf on research and development activities related to further development of our technologies during 2004 and 2003, respectively.

Employees

As of December 31, 2004 we employed a total of 27 full-time personnel. Included in this number are 25 people employed at our offices in Littleton, Colorado and 2 in Alabama. In addition, other personnel were employed on a contract basis for specific project tasks.

Description of Property.

Office Lease

ADA-ES leases approximately. 12,000 square feet of combined office and warehouse space in Littleton, Colorado a suburb of Denver. The term of the lease runs through 2009 and the lease agreement has an option to extend the term. We believe the facilities are sufficient for our needs in to the foreseeable future. We do not own any real property, but lease all of our office facilities. Annual lease costs on this space amount to approximately $150,000.

Legal Proceedings.

Registrant knows of no reportable pending legal matters involving Registrant or its subsidiary.

Submission of Matters to a Vote of Security Holders.

None.

Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities.

a. Market Information.

Registrant's common stock commenced trading on the NASDAQ SmallCap market on October 14, 2004 under the symbol ADES. Prior to such time, trading occurred on the OTCBB market commencing on October 22, 2003, after the spin off from ESI noted above. For the period from October 22, 2003 through December 31, 2003, the Company's common stock traded in the price ranges of $3.00 to $7.50 (high and low closing prices). During 2004 closing price ranges were as follows:

	High	Low
1st Quarter	$9.75	$6.60
2nd Quarter	$9.50	$7.51
3rd Quarter	$14.40	$8.25
4th Quarter	$28.21	$12.80

The price ranges shown in the above table are based on NASDAQ quoted sales prices for the fourth quarter of 2004 and OTCBB bid prices for the first three quarters of 2004. The sale prices may reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

b. Holders.

The number of record holders of common stock of Registrant as of March 18, 2005 was approximately 1,740; the approximate number of beneficial shareholders is estimated at 8,000.

c. Dividends.

Registrant has not paid dividends since its inception and there are no plans for paying dividends in the foreseeable future.

Management's Discussion and Analysis or Plan of Operation.

This Annual Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 that involve risks and uncertainties. In particular such forward-looking statements may be found in this section and under the heading "Description of Business." The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this report. Words or phrases such as "will," "hope," "expect," "intend," "plan" or similar expressions are generally intended to identify forward-looking statements. Those statements involve risks and uncertainties that could cause actual results to differ materially from the results discussed herein. The principal risks and uncertainties that may affect the Company's actual performance and results of operations include the following: general economic conditions; adverse weather; changes in federal income tax laws and federal funding for environmental technology/specialty chemicals programs; governmental regulation; changes in governmental and public policy; changes in economic conditions specific to one or more of the Company's markets and businesses; competition; availability of raw materials; and unexpected operations difficulties. Other risks and uncertainties may also affect the outcome of the Company's actual performance and results of operations. You are cautioned not to place undue reliance on the forward-looking statements made in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW

The Company provides environmental technologies and specialty chemicals to the coal-burning electric utility industry. Revenues are generated through (1) time and materials contracts for the emerging mercury emission control (MEC) market, several of which are co-funded by government and industry, (2) the sale of specialty chemicals and services for flue gas conditioning (FGC), and (3) the sale of combustion aid (CA) chemicals and services, primarily ADA-249 through a joint venture with Arch Coal.

Mercury has been identified as a toxic substance and pursuant to a court order the EPA issued regulations for its control in March 2005. We are evaluating the impact of those regulations on the future of our business, and the long-term growth of the MEC market for the electric utility industry will most likely be dependent on the impact of those federal and/or state regulations, which are in various stages of enactment. As many as 1,100 existing coal-fired boilers may be affected by such regulations, when they are fully implemented. Permitting of new coal-fired plants generally requires them to meet more stringent requirements that likely include MEC. For the near-term, our revenues from this market will be dependent on (i) DOE- and industry-funded contracts discussed above, (ii) mercury testing services and (iii) equipment sales and commissions on sorbents sold to new plants and existing plants affected by the implementation of enacted regulations. Although we expect this market to show steady growth over the next several years, significant revenue growth is anticipated when federal regulations impact a significant portion of existing boilers.

The market for our FGC chemicals and services is relatively flat and is expected to only show modest growth, if any, in the near –term. Margins on these products are typically higher than what we recognize for our present MEC sales and represent an important contribution to the overall profitability of the Company. In spite of several successful demonstrations, market acceptance for our CA products has not grown as previously expected. Commencement of continuing sales to a significant future customer is important, and if such occurs, is expected to help promote additional sales.

In August 2004 the Company entered into several Subscription and Investment Agreements and privately sold 1 million shares of its common stock to a limited number of institutional investors at a price of $8.00 per share. The net proceeds to ADA-ES from the sales totaled $7,620,000. Pritchard Capital Partners LLP acted as the placement agent for the sales and received a fee of approximately 5%. Approximately $551,000 of the proceeds were utilized to pay off long-term debt. Approximately $7 million of the proceeds have been invested in highly rated corporate and government bonds and low-risk growth equities.

During the second quarter of 2004 the Company announced it signed a commercial contract to supply and install a FGC system to improve capture of fly ash particles at a Midwestern coal-fired power plant. The plant has made provisions to switch to coal from the Wyoming Powder River Basin (PRB). The contract called for the purchase and installation of the equipment for approximately $300,000, which was installed and operational in December 2004, and at such time began routine injection of the Company's proprietary chemical. Based upon historical average usage of the chemical at existing customers' plants, it is anticipated that future chemical purchases will provide additional revenues of $500,000 - $700,000 per year.

Liquidity and Capital Resources

The Company had a positive working capital of $3.2 million at 12/31/04. The amount represents an increase of $1.9 million during the year. In addition, the Company has investments in securities, accounted for as held to maturity investments, that amount to approximately $5.8 million. The Company intends to retain these investments to demonstrate strength in its financial position to support guarantees the company expects to provide on future sale of activated carbon systems. Management believes that existing and expected improving working capital, through continued and improved cash flow from ongoing operations, will be sufficient to meet the anticipated needs of the Company in 2005. However, there can be no assurances that the positive cash flow that has been achieved will continue. The Company also has a $250,000 line-of-credit arrangement with a bank to help with its working capital needs. No amounts were outstanding under the line as of 12/31/04.

The Company's principal source of liquidity is its existing working capital and operating cash flows as supplemented by its line-of-credit noted above. The continuation of positive cash flow is somewhat dependent upon the continuation of chemical sales and operations of the flue gas conditioning (FGC) units currently in-place in Illinois, Louisiana and Iowa, each of which provide an average monthly cash flow of approximately $20,000. Unsatisfactory results, which could be caused by a combination or single factor such as changes in coal, mechanical difficulties (whether in the FGC unit or otherwise), and/or overall cost/benefit analysis, at any of those units may decrease or end the sale of chemicals for such units. The Company is also performing services under three DOE and industry co-funded contracts, which overall are expected to produce an estimated $3.6 million in revenues in 2005. Of that amount approximately 35% represents cost share amounts from industry partners, and 65% represents reimbursement from DOE for costs that pass through the Company. Currently funding has been approved by the DOE for approximately $15.8 million of its share of those contracts. If further funding were not approved, the Company would decrease or cease activities on those contracts and would expect to maintain a positive cash flow but at a reduced level.

Debt service obligations in 2004 totaled approximately $145,000. The Company paid-off all of its term debt during the third quarter of 2004 in an effort to reduce interest expense. Planned capital expenditures for ADA-ES to sustain and improve ongoing operations for 2005 are estimated at $311,000. The Company expects to fund these requirements out of existing working capital and cash flow from operations.

The Company assumed a defined contribution and 401(k) plan covering all eligible employees from Earth Sciences Inc. as of January 1, 2003. The Company matches up to 5% of salary amounts deferred by employees in the Plan. During 2004, the Company recognized $81,000 of matching expense; this expense is expected to amount to approximately $105,000 in 2005. In the past the Company has also made discretionary contributions to the Plan amounting to approximately 10% of salaries, which amounts were paid in stock. At December 31, 2003, the Company had authorized a discretionary contribution of $147,000, which amount was paid in the first quarter of 2004 through the issuance of stock. Based on results for 2004 such amount totaled approximately $160,000 and was paid in the form of cash to all eligible employees in February 2005.

The Company has recorded net deferred tax assets of $406,000 as of 12/31/04. Based on existing R&D contracts supported by the DOE and industry and other expectation of continuing work, the Company has determined that it is more probable than not that those deferred tax assets will be realized in the future.

Cash flow provided from operations totaled $831,000 for 2004 compared to $183,000 for 2003. Cash flow from operations in 2004 was higher than 2003 as the result of significant increases in expenses paid with stock and accounts payable during 2004, which changes improved the Company's cash flow for the year. Cash flow provided from operations in 2004 resulted primarily from the operating income plus non-cash charges for depreciation, amortization and expenses paid with stock plus and minus other components of working capital. Cash flow from net investing activities for 2004 includes a use for investments in securities of ($8,068,000), proceeds from sales of securities of $1,587,000, proceeds from asset dispositions of $60,000 and capital expenditures of $(212,000). Cash flow from financing activities in 2004 consisted of payments on notes payable of $(922,000), proceeds from the sale of stock of $7,620,000 and proceeds from the exercise of stock options of $435,000. Cash flow used in operations in 2003 also resulted primarily from the operating income plus non-cash charges for depreciation and amortization and changes in other operating assets and liabilities. Cash flow from investing activities for 2003 includes a use for capital expenditures of $(372,000). Cash flow from financing activities in 2003 consisted of payments on assumed debt and notes payable ($968,000), proceeds from note payable and convertible debenture of $940,000, proceeds from the sale of stock of $1,000,000 and advances to its then parent company, ESI, of $(355,000).

Results of Operations

Revenues totaled $8,417,000 for 2004 versus $5,863,000 for 2003. Revenues in 2004 increased $2,503,000 and $85,000 due to increased sales in MEC and FGC activities, respectively. The significant increase in MEC revenues for the year is the result of the commercial sale of an activated carbon injection (ACI) system, testing services provided therewith, and increased field activities in DOE supported programs during the year. MEC revenues include $355,000 for mercury measurement services. FGC revenues are $85,000 higher than 2003 due to the injection system and related chemicals sales in December 2004 noted above. We expect FGC revenues in 2005 to show only modest growth. CA revenues decreased by $34,000 in 2004 compared to 2003. CA revenues for 2003 include installation of a feed system at one of our continuing customers that was not repeated in 2004. In order for CA revenues to grow appreciably, we will need to add additional customers. MEC revenues are primarily a function of government and industry supported field demonstrations of our mercury control technology, commercial sales of ACI systems and other consulting in mercury emission measurement. The Company's government contracts are subject to audit by the federal government, which could result in adjustment(s) to previously recognized revenue. The Company believes, however, it has complied with all the requirements of the contracts and future adjustments, if any, will not be material. Based on contracts in hand and other anticipated work, total revenues for 2005 are anticipated to grow by approximately 30% from the 2004 level. We have been hiring personnel in response to the growth realized and adequate resources of skilled labor appear to be available the anticipated needs.

Cost of services increased by $2,125,000 in 2004, as compared to 2003 as a result of the increased revenue generating activities. ADA-ES experienced positive gross margins in 2004 and 2003 of 40% and 51%, respectively. As noted above, management expects the amount of time and materials work for the near term to represent an increasing source of revenues wherein the anticipated gross margins are less than for our specialty chemical sales. Gross margins for 2005 are expected to decline somewhat from the levels achieved in 2004, both as a result of an increasing proportion of time and materials work and the Company's increasing its share of costs in the field demonstration projects in which it has elected to participate.

Research and development expenses increased in 2004 by $222,000 to $815,000 from 2003. The Company incurs R&D expenses not only on direct activities it conducts but also by sharing a portion of the costs in the government and industry programs in which it participates. Future consolidated research and development expenses, except for those anticipated to be funded by the DOE contracts and others that may be awarded, are expected to grow at about 10% per year for the next several years.

General and administrative expenses increased by $121,000 to $2,046,000 in 2004. The increase in 2004 results primarily from increases in staff and our office space as the Company has made preparations for the anticipated growth in the mercury control market, and other general increases in costs, such as insurance.

The Company's interest expense totaled approximately $34,000 for 2004 and $27,000 for 2003. As a result of the pay-off of all term debt noted above we expect future interest expense to be minimal.

Critical Accounting Policies and Estimates

Significant estimates are used in preparation of the financial statements and include the Company's allowance for doubtful accounts, which is based on historical experience. However, a significant amount of the Company's accounts receivable ($223,000 and $241,000 at December 31, 2004 and 2003, respectively) is from the federal government. Amounts invoiced for government contracts are subject to change based on the results of future audits by the federal government. The Company has not experienced significant adjustments in the past, and we do not expect that a significant adjustment will be made in the future. The Company uses its judgment to support the current fair value of goodwill and other intangible assets of $2.1 million on the consolidated balance sheet. Although the Company has had an independent valuation prepared, which supports its recorded value and, management believes the fair value of other recorded intangibles are not impaired, market demand for the Company's product and services could change in the future requiring a write-down in recorded values. As with all estimates, the amounts described above are subject to change as additional information becomes available.

New Accounting Policies

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment". This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". This Statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and its related implementation guidance. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions and requires the Company to measure and recognize costs of share-based payment transactions in the financial statements. The Company must implement SFAS No. 123R as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company is evaluating the impact of SFAS No. 123R on its financial statements and believes the impact may be material if equity instruments are used as a significant means of compensation in the future.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Controls and Procedures.

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure reports it files with the Securities and Exchange Commission (SEC), and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Based on their evaluation of the Company's disclosure controls and procedures which took place as of December 31, 2004, the end of the period covered by this report, the Chief Executive and Financial Officers believe that these controls and procedures are effective to ensure that the Company is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.

The Company also maintains a system of internal controls designed to provide reasonable assurance that: transactions are executed in accordance with management's general or specific authorization; transactions are recorded as necessary (1) to permit preparation of financial statements in conformity with generally accepted accounting principles, and (2) to maintain accountability for assets; access to assets is permitted only in accordance with management's general or specific authorization; and the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

During the company's fourth fiscal quarter of 2004, there have been no significant changes in such controls or in other factors that have materially affected, or are reasonably likely to materially affect, those controls.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Stockholders
ADA-ES, Inc. and Subsidiary
Littleton, Colorado

We have audited the accompanying consolidated balance sheet of ADA-ES, Inc. and Subsidiary as of December 31, 2004, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ADA-ES, Inc. and Subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003, in conformity with U.S. generally accepted accounting principles.

***HEIN** & ASSOCIATES LLP*

Denver, Colorado
February 16, 2005

ADA-ES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2004

ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 2,108,000
Trade receivables, net of allowance for doubtful accounts of $4,000	1,198,000
Inventories	48,000
Investments in securities	713,000
Prepaid expenses and other	200,000
Total current assets	4,267,000
PROPERTY AND EQUIPMENT, at cost	1,345,000
Less accumulated depreciation and amortization	(896,000)
Net property, plant and equipment	449,000
Goodwill, net of $1,556,000 in amortization	2,024,000
INTANGIBLE ASSETS, net of $33,000 in amortization	146,000
INVESTMENTS IN SECURITIES AND OTHER ASSETS	6,194,000
TOTAL ASSETS	$ 13,080,000
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable	$ 433,000
Accrued payroll and related liabilities	363,000
Accrued expenses	40,000
Deferred revenue	202,000
Total current liabilities	1,038,000
LONG-TERM LIABILITIES:	
Deferred compensation and other	32,000
Total long-term liabilities	32,000
COMMITMENTS AND CONTINGENCIES (Notes 5 and 8)	
STOCKHOLDERS' EQUITY:	
Preferred stock; 50,000,000 shares authorized, none outstanding	–
Common stock; no par value, 50,000,000 shares authorized, 4,795,711 shares issued and outstanding	13,134,000
Accumulated other comprehensive income	34,000
Accumulated deficit	(1,158,000)
Total stockholders' equity	12,010,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 13,080,000

See accompanying notes to these financial statements.

ADA-ES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,	
	2004	2003
Revenue:		
Mercury emission control	$ 5,940,000	$ 3,437,000
Flue gas conditioning	2,122,000	2,037,000
Combustion aids and others	355,000	389,000
Total net revenues	8,417,000	5,863,000
Cost of Services	5,020,000	2,895,000
Gross Margin	3,397,000	2,968,000
Other Costs and Expenses:		
General and administrative	2,046,000	1,925,000
Research and development	815,000	593,000
Depreciation and amortization	153,000	130,000
Total expenses	3,014,000	2,648,000
Operating Income	383,000	320,000
Other Income (Expense):		
Interest expense	(34,000)	(27,000)
Other, net	49,000	23,000
Total other income (expense)	15,000	(4,000)
Income Before Taxes	398,000	316,000
Deferred Income Tax (Provision) Benefit	(62,000)	93,000
Net Income	336,000	409,000
Unrealized Gains and Losses on Certain Investments in Equity Securities, net of tax	34,000	-
Comprehensive Income	$ 370,000	$ 409,000
Net Income Per Common Share – Basic and Diluted	$ .08	$ .12
Weighted Average Common Shares Outstanding	4,126,000	3,412,000
Weighted Average Diluted Common Shares Outstanding	4,193,000	3,507,000

See accompanying notes to these financial statements.

ADA-ES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock		Receivable From	Accumulated Other Comprehensive	Accumulated	
	Shares	Amount	Parent	Income	Deficit	Total
Balances, January 1, 2003	10,000	$ 5,326,000	$ (473,000)	$ –	$ (1,903,000)	$ 2,950,000
Cash distributions to Parent			(355,000)	–	–	(355,000)
Stock issued to employees by Parent for expenses	–	–	20,000	–	–	20,000
Stock option issued to third party for services	–	19,000	–	–	–	19,000
Assumption of debt on spin-off	–	–	(1,280,000)	–	–	(1,280,000)
Constructive dividend to Parent to complete spin-off	3,334,489	(2,088,000)	2,088,000	–	–	–
Issuance of stock for cash	137,741	1,000,000	–	–	–	1,000,000
Issuance of stock on conversion of debt	100,000	210,000	–	–	–	210,000
Net income	–	–	–	–	409,000	409,000
Balances, December 31, 2003	3,582,230	4,467,000	–	–	(1,494,000)	2,973,000
Stock issued to employees and directors for expenses	25,716	181,000	–	–	–	181,000
Issuance of stock for cash, net	1,000,000	7,620,000	–	–	–	7,620,000
Issuance of stock on exercise of options	173,265	435,000	–	–	–	435,000
Issuance of stock on conversion of debt	14,500	36,000	–	–	–	36,000
Tax benefit of stock transactions	–	395,000	–	–	–	395,000
Unrealized gains on investments	–	–	–	34,000	–	34,000
Net income	–	–	–	–	336,000	336,000
Balances, December 31, 2004	4,795,711	$13,134,000	$ –	$ 34,000	$ (1,158,000)	$12,010,000

See accompanying notes to these financial statements.

ADA-ES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2004	2003
Cash Flows from Operating Activities:		
Net income	$ 336,000	$ 409,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	153,000	130,000
Loss on asset dispositions and securities	24,000	6,000
Expenses paid with stock and stock options	181,000	39,000
Deferred tax expense (benefit)	62,000	(93,000)
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Receivables	(133,000)	16,000
Inventories	(5,000)	(1,000)
Other assets	(89,000)	16,000
Increase (decrease) in:		
Accounts payable	271,000	(292,000)
Accrued expenses	190,000	183,000
Other liabilities	(159,000)	(230,000)
Net cash provided by operating activities	831,000	183,000
Cash Flows from Investing Activities:		
Capital expenditures for equipment and patents	(212,000)	(372,000)
Investment in securities	(8,068,000)	–
Proceeds from asset dispositions	60,000	24,000
Proceeds from sale of securities	1,587,000	–
Net cash used in investing activities	(6,633,000)	(348,000)
Cash Flows from Financing Activities:		
Proceeds from notes payable	–	940,000
Payments on debt and notes payable	(922,000)	(968,000)
Advances to Parent	–	(355,000)
Exercise of stock options	435,000	–
Sale of stock	7,620,000	1,000,000
Net cash provided in financing activities	7,133,000	617,000
Increase in Cash and Cash Equivalents	1,331,000	452,000
Cash and Cash Equivalents, beginning of year	777,000	325,000
Cash and Cash Equivalents, end of year	$ 2,108,000	$ 777,000
Supplemental Schedule of Cash Flow Information:		
Cash payments for interest	$ 34,000	$ 26,000
Supplemental Schedule of Non-Cash Investing and Financing Activities:		
Assumption of debt and accrued liabilities at spin-off	$ –	$ 1,280,000
Constructive dividend to Parent at Spin-off	$ –	$ 2,088,000
Transfer of inventory to property	$ 39,000	$ –
Tax effect of stock option exercises	$ 415,000	$ –
Stock issued in conversion of debt	$ 36,000	$ 210,000

See accompanying notes to these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. <u>SUMMARY OF NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES</u>:

Nature of Operations – The accompanying consolidated financial statements include the accounts of ADA-ES, Inc. (ADA-ES) and its wholly-owned subsidiary, ADA Environment Solutions, LLC (ADA). ADA-ES was a wholly-owned subsidiary of Earth Sciences, Inc. ("ESI" or the "Parent") until September 2003 when ESI distributed all of the then outstanding stock of ADA-ES to its stockholders. ADA-ES' only asset is its investment in its wholly-owned subsidiary, ADA. All significant intercompany transactions have been eliminated. Collectively, ADA and ADA-ES are referred to as the Company.

The Company is principally engaged in providing environmental technologies and specialty chemicals to the coal-burning utility industry. The Company also generates substantial revenue from contracts co-funded by the government and industry. The Company's sales occur principally throughout the United States.

Cash Equivalents – The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company maintains the majority of its cash accounts in one commercial bank. The amount on deposit at December 31, 2004 was in excess of the insurance limits of the Federal Deposit Insurance Corporation.

Receivables and Credit Policies – Trade receivables are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Included in trade receivables is $139,000 of amounts not yet billed to customers as of December 31, 2004. Management reviews trade receivables periodically and reduces the carrying amount by a valuation allowance that reflects management's best estimate of the amount that may not be collectible.

Investments– Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are recorded at amortized cost in investments in securities and other assets. Securities not classified as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are recorded at fair value in investments in securities in current assets, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income.

Premiums and discounts on investments in debt securities are amortized over the contractual lives of those securities. The Company's investments in debt securities are classified as held to maturity securities and valued at amortized cost, which approximates fair value. The amortized cost at December 31, 2004 was $5,812,000 for investments in corporate debt securities, U.S. government and agency obligations, and obligations of individual states and political subdivisions. The Company's investments in marketable equity securities are held for an indefinite period and thus are classified as available for sale. Unrealized holding gains on such securities, net of tax, which were reported in other comprehensive income for 2004, were $34,000.

Inventories – Inventories are stated at the lower of cost or market, determined by the first-in, first-out method and consist of supplies.

Percentage of Completion – ADA follows the percentage of completion method of accounting for all significant contracts excluding government contracts and chemical sales. The Company recognizes revenue on government contracts based on the time and expenses incurred to date. The percentage of completion method of reporting income from contracts takes into account the cost and revenue to date on contracts not yet completed. Except for the government contracts (discussed in Note 5), the Company had no material long-term contracts in progress at December 31, 2004.

Revenue Recognition – ADA chemical sales are recognized when products are shipped to customers. A reserve is established for any returns, based on historical trends. Chemical products are shipped FOB shipping point and title passes to the customer when the chemicals are shipped. The Company's sales agreements do not contain a right of inspection or acceptance provision and products are generally received by customers within one day of shipment. The Company has had no significant history of non-acceptance, nor of replacing goods damaged or lost in transit. ADA equipment sales are recognized when the equipment is delivered and installed and all return or buy back privileges have expired. Consulting revenue is recognized as services are performed and collection is assured.

Property and Equipment – Property and equipment is stated at cost. Depreciation on assets is provided using the straight-line method based on estimated useful lives ranging from 3 to 10 years. Maintenance and repairs are charged to operations as incurred. When assets are retired, or otherwise disposed of, the property accounts are relieved of costs and accumulated depreciation and any resulting gain or loss is credited or charged to income.

Intangible Assets – Intangible assets principally consist of patents. Acquired patents are being amortized over a 7-year period using the straight-line method, which is less than the remaining legal life of the patents. Patents obtained by the Company directly are being amortized over a 17-year life. Amortization of intangible assets for the years ended December 31, 2004 and 2003 was $10,000 and $7,000, respectively. Based on the balance of intangible assets as of December 31, 2004, the Company anticipates amortization expense over the next 5 years to be approximately $10,000 per year.

Intangible assets consist of:

	Cost	Accumulated Amortization	Net
Patents	$ 179,000	$ (33,000)	$ 146,000

Goodwill – Goodwill consists of the excess of the aggregate purchase price over the fair value of net assets of businesses acquired. Goodwill was amortized over a 10-year period through December 31, 2001 and is attributable to the Company's FGC reporting segment. As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Under SFAS No. 142, goodwill is no longer amortized, but subject to an impairment evaluation, which is performed in the fourth quarter of each year. During fiscal 2002, the Company engaged an investment banking firm to perform a valuation of the Company. As a result of this evaluation, which was reviewed and updated for 2003 and 2004, the Company concluded that no impairment of its goodwill was required.

Receivable from Parent – ADA was a wholly-owned subsidiary of ESI. The net of intercompany transactions between ADA and ESI were set forth in the Receivable from Parent and shown in the accompanying Consolidated Statement of Stockholder's Equity. The intercompany transactions consisted of cash distributions from ADA to the Parent and the payment of certain ADA pension expenses (see Note 8) by the Parent using its stock.

Operating Costs - Operating costs include all labor, fringe, subcontract labor, chemical costs, materials, equipment, supplies and travel costs directly related to ADA's production of revenue.

General and Administrative – General and administrative costs include personnel related fringe benefits, sales and administrative staff labor costs, facility costs and other general costs of conducting business.

Net Income Per Share – Net income per share is presented in accordance with the provisions of SFAS No. 128, *Earnings Per Share.* Basic EPS is calculated by dividing the income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is calculated using the same numerator as basic EPS and further reflects the potential dilution that could occur if outstanding stock options were exercised. The effect of such dilutive stock options added 53,000 and 95,000 shares in 2004 and 2003, respectively, to the weighted average number of common shares outstanding used in calculation of diluted EPS. For 2003, the weighted average number of common shares outstanding for the periods shown have been adjusted to reflect the spin-off as if it occurred on January 1, 2002.

Impairment of Long-Lived Assets – The Company follows SFAS No. 144, *Impairment of Long-Lived Assets*. In the event that facts and circumstances indicate that the cost of assets or intangible assets may be impaired, an evaluation of recoverability would be performed.

Fair Value of Financial Instruments – The carrying amounts of financial instruments, including cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short maturity of these instruments. The fair values of investments are estimated based on quoted market prices for those investments.

Income Taxes – The Company accounts for income taxes under the liability method of SFAS No. 109, whereby current and deferred tax assets and liabilities are determined based on tax rates and laws enacted as of the balance sheet date. Income taxes for financial reporting purposes for the Company for the period through September 11, 2003 are computed as if the Company filed a separate return, even though the Company files a consolidated income tax return with ESI for those periods.

Research and Development Costs – Research and development costs are charged to operations in the period incurred.

Stock-Based Compensation – The Company records expense for stock options granted to employees by using APB 25, which requires expense to be recognized only to the extent the exercise price of the stock-based compensation is below the market price on the date of grant. Transactions in equity instruments with non-employees for goods or services are accounted for on the fair value method. Because the Company has elected not to adopt the fair value accounting described in SFAS No. 123 for employees, it is subject only to the disclosure requirements described in SFAS No. 123.

Had compensation cost been determined based on an estimate of the fair value consistent with the method of SFAS No. 123 at the grant dates for awards under those plans, the Company's net income and EPS would have been reduced to the pro forma amounts indicated below.

	Year Ended December 31,	
	2004	2003
Net income (loss):		
As reported	$ 336,000	$ 409,000
Fair value of stock based compensation	(374,000)	(62,000)
Pro forma	$ (38,000)	$ 347,000
Net income (loss) per share – basic and diluted:		
As reported	$ .08	$ .12
Fair value of stock based compensation	(.09)	(.02)
Pro forma – basic and diluted	$ (.01)	$ .10

The options granted in 2003 and 2004 had an exercise price equal to the market price on the date of the grant. The average fair value of each employee option granted in 2004 and 2003 was approximately $1.36 and $2.32, respectively, and was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Years Ended December 31,	
	2004	2003
Expected volatility	35%	50%
Risk-free interest rate	2.5%	2%
Expected dividends	0	0

Use of Estimates – The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. The Company makes significant assumptions concerning the impairment of and the remaining realizability of its intangibles. In addition, the Company enters into significant research contracts with the U.S. Government, which are subject to future audits. Pursuant to the contracts, the Company makes estimates of certain overhead and other rates, which may be adjusted as a result of such audits. At this time, the Company does not believe any future government audit will result in material adjustment to previously recorded revenues.

Comprehensive Income/Loss – SFAS No. 130 establishes standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Comprehensive income/loss is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. In 2004, comprehensive income includes unrealized gains on investments, net of income tax expense, of $34,000. Comprehensive income was the same as net income in 2003.

Segment Information – The Company follows SFAS No. 131, *Disclosure About Segments of an Enterprise and Related Information*. SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas, and major customers. SFAS No. 131 defines operating segments as components of a company about which discrete financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has three reportable segments even though it derives its revenues primarily from specialty chemicals and government contracts.

Recently Issued Accounting Pronouncements – In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, *Inventory Costs – an amendment of ARB No. 43, Chapter 4*. Previously, under ARB No. 43, Chapter 4, items such as idle facility expense, excessive spoilage, double freight and re-handling costs could be considered so abnormal under certain circumstances as to be treated as current period costs. SFAS No. 151 requires that such items be considered current period costs, regardless of whether considered abnormal. SFAS No. 151 also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and is to be applied prospectively. The Company does not expect a material impact on its financial statements from implementation of SFAS 151.

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment*. This Statement is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. This Statement supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions and requires the Company to measure and recognize costs of share-based payment transactions in the financial statements. The Company must implement SFAS No. 123R as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company is evaluating the impact of SFAS No. 123R on its financial statements and believes the impact may be material if equity instruments are used as a significant means of compensation in the future.

Reclassifications – Certain prior year balances have been reclassified to conform to the current year's classification. Such reclassifications had no effect on net income.

2. **SPIN-OFF OF ADA-ES**:

In March 2003, the Company and ESI entered into an agreement (the "Distribution Agreement") for the pro rata distribution of all the common stock of the Company to the stockholders of ESI based on a record date of August 29, 2003 and thereby formed a separate public company. The Distribution Agreement required certain allocations of cash and liabilities among ESI and the Company prior to the distribution of the Company's common stock.

Based on the Distribution Agreement, ESI issued one share of ADA-ES for each ten shares currently owned by the stockholders of ESI. Approximately 3,344,000 shares of ADA-ES were issued to the shareholders of ESI in September 2003 to effect the spin-off.

In a related transaction, ADA-ES entered into an investment agreement with Arch Coal, Inc. (Arch). The Arch Coal Agreement was subject to the spin-off of ADA-ES from ESI. The agreement provided for $300,000 of additional debt (the proceeds of which were used to pay down debt assumed in the spin-off) and $1,000,000 of equity for the issuance of shares of common stock. The final price of the stock of $8.47 per share was based on a multiple of the market price for the ESI common stock at the time of the spin-off, adjusted for changes that occurred in the year subsequent to the sale.

3. **PROPERTY AND EQUIPMENT**:

Property and equipment as of December 31, 2004 is summarized as follows:

		Estimated Useful Lives
Machinery and equipment	$ 1,073,000	3-10
Leasehold improvements	196,000	7
Furniture and fixtures	76,000	5
	$ 1,345,000	

Depreciation and amortization of property and equipment for the years ended December 31, 2004 and 2003 was $143,000 and $123,000, respectively.

4. **INVESTMENTS:**

Investments in available-for-sale securities are reported as a current asset at their fair value in investments in securities. Investments in held-to-maturity securities are reported at their amortized cost in investments securities and other assets. Investments in securities are summarized as follows at December 31, 2004:

	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Available-for-sale securities:			
Common stock	$ 58,000	$ (3,000)	$ 713,000
Held-to-maturity securities:			
Debt securities	$ -	$ (38,000)	$ 5,783,000

Realized gains and losses are determined on the basis of specific identification of the security sold. Held-to-maturity securities were sold in 2004 to adjust the portfolio to target interest rates and maturities in line with the company's investment objectives. During 2004, information on securities sold is as follows:

Classification	Available for Sale	Held-to-Maturity
Carrying amount of securities sold	$ 23,000	$ 1,575,000
Sale proceeds	$ 21,000	$ 1,566,000
Gross realized losses	$ (2,000)	$ (10,000)
Gross realized gains	$ –	$ 1,000

Other comprehensive income for 2004 includes an unrealized holding gain, net of tax, on available-for-sale securities of $34,000. Held-to-maturity securities will mature as follows:

Year(s)	Amount
2005	$ 246,000
2006-2009	1,784,000
2010-2014	2,539,000
Beyond 2014	1,013,000
Total	$ 5,582,000

5. GOVERNMENT AND INDUSTRY FUNDED CONTRACTS:

ADA has performed activities under four contracts awarded by the Department of Energy (the "DOE") that contributed a total of $2,469,000 and $2,164,000 to revenues in 2004 and 2003, respectively. These amounts are included in Mercury emission control revenues for 2004. In 2003, $1,956,000 was included in Mercury emission control revenues and $208,000 was included in Flue gas conditioning revenues. ADA typically invoices the DOE monthly for estimated labor and expenditures plus overhead factors, less cost share amounts. The total approved DOE budgets amount to $23.2 million, of which the Company's and industry partners' cost-share portion is $7.4 million. The remaining unearned amount of the contracts expected to be recognized by the Company in 2005 (including cash contributions by other industry partners) is $3.6 million. These contracts are subject to audit and future appropriation of funds by Congress. The Company's historical experience has not resulted in significant adverse adjustments to the Company, however the government audits for years ended 2004, 2003 and 2002 have not yet been finalized.

6. **DEBT:**

Term Loan and Line of Credit – In 2004, ADA renegotiated a revolving $250,000 line of credit with a financial institution. No amounts were outstanding under the line of credit at December 31, 2004, which bears interest at bank prime plus 1.75%, payable monthly. Covenants of the line require the Company to meet certain borrowing base requirements and other financial covenants. The line is collateralized by inventory, accounts receivable, equipment and intangibles of the Company.

7. **STOCKHOLDERS' EQUITY:**

Shares Issued for Pension Expenses and Directors' Compensation – In 2004 the Company issued shares of its common stock and in 2003 ESI issued shares of its common stock for the payments of approximately $146,000 and $20,000, respectively, of ADA pension related expenses (see Note 8) and in 2004 the Company issued shares of its common stock for payment of $35,000 of non-management directors' compensation, based upon the per share value of unrestricted common stock of ADA or ESI at the time of exchanges. The 2003 amount was recorded as an additional payable of the Company to ESI, and was recorded in the Receivable from Parent and shown in the accompanying financial statements in the Stockholder's Equity section.

Sale of Stock, Convertible Debenture and Grant of Option to Arch – In September 2003, the Company sold 137,741 shares to Arch Coal for $1 million and sold a convertible debenture for $300,000, both pursuant to an investment agreement. Of the shares sold, 37,741 have been placed in escrow and 19,730 shares will be returned to the Company since the market price of the Company's shares exceeded a minimum of $9.08 for a twenty-day continuous period during the one-year period from the date of their issuance. The Debenture was repaid during 2004. As a part of the share purchase Arch was also granted an option to purchase 50,000 shares for $10.00 per share. The option expires in five years. Under the option, Arch may purchase 16,667 shares after August 2004, another 16,667 shares after August 2005, and the remaining shares after August 2006.

Sale of Stock in 2004 - In August 2004 the Company entered into several Subscription and Investment Agreements and privately sold 1 million shares of its common stock to a limited number of institutional investors at a price of $8.00 per share. The net proceeds to the Company from the sales totaled $7,620,000.

Conversion of Debt to Shares – The Company assumed convertible debt to a related party as part of the spin-off transaction (see Note 11), which debt, to the extent allowable, was converted to stock in September 2003. Upon such conversion, the Company issued 100,000 shares of its common stock in exchange for $210,000 of such debt.

Stock Options – As a result of the spin-off (Note 2), options outstanding at ESI were exchanged for options of ADA-ES based on the effective share exchange of one option share for each ten options outstanding at ESI based on the price and terms the options were originally issued. The Company granted options to employees in 2004 as additional compensation. The following is a table of options activity during 2003 and 2004:

	Employees Options	Non-Employee Options	Weighted Average Exercise Price
OPTIONS OUTSTANDING, January 1, 2003	–	–	$ –
Options granted resulting from spin-off	133,710	–	2.50
Other options granted	53,600	80,000	5.38
OPTIONS OUTSTANDING, December 31, 2003	187,310	80,000	3.94
Options granted	275,995	–	9.32
Options expired	(7,800)	–	2.80
Options exercised	(157,765)	(30,000)	2.51
OPTIONS OUTSTANDING, December 31, 2004	297,740	50,000	$ 9.01

The weighted average remaining contractual life for all options as of December 31, 2004 was approximately 9 years. At December 31, 2004, 66,430 options with a weighted average exercise price of $11.15 were fully vested and exercisable. Of the remaining 281,310 options, 65,850 options with a weighted average exercise price of $7.83 vest in 2005, 35,462 options with a weighted average exercise price of $9.26 vest in 2006, 10,000 options per year with an exercise price of $8.60 vest annually from 2007 through 2009 and 150,000 options with an exercise price of $8.60 vest at the rate of 30,000 options per year thereafter or earlier based on specific achievements of individual employees.

If not previously exercised, options outstanding at December 31, 2004, will expire as follows:

	Range			Weighted Average
Year	Low	High	Number of Options	Exercise Price
2008	10.00	10.00	50,000	$ 10.00
2013	2.50	2.80	21,745	$ 2.74
2014	8.60	13.80	275,995	$ 9.32
			347,740	

Change in Shares Authorized – During 2003, the Company changed its authorized shares to 50,000,000 of preferred stock and 50,000,000 of common stock. Preferred shares may be issued in the future in such series and with preferences as determined by the Company's Board of Directors.

8. COMMITMENTS AND CONTINGENCIES:

Pension Expense and Retirement Plan – The Company assumed a defined contribution and 401(k) plan covering all eligible employees from ESI as of January 1, 2003. The Company recognized contribution expense of $241,000 and $217,000 for 2004 and 2003, respectively, based on a percentage of the eligible employees' annual compensation. A portion of those expenses was paid for with stock (see Note 7).

Office Lease – The Company leases office space under a noncancellable operating lease. Total rental expense was $158,000 and $135,000 for the years ending December 31, 2004 and 2003, respectively. The total minimum rental commitments at December 31, 2004 was $610,000 for lease payments due in 2005 through 2009 as follows:

Year	Amount
2005	$ 116,000
2006	119,000
2007	122,000
2008	125,000
2009	128,000
	$ 610,000

9. MAJOR CUSTOMERS:

Sales to unaffiliated customers which represent 10% or more of the Company's sales for the year ended December 31, 2004 and 2003 were as follows (as a percentage of each entity's sales):

Customer	2004	2003
A (Governmental Contracts)	30%	26%
B	10%	12%
C	–	11%

At December 31, 2004, approximately 50% of the Company's trade receivables were from four customers.

A significant portion of ADA's revenue is derived from contracts with Department of Energy and chemical and equipment sales to coal-burning electric power plants.

10. **<u>INCOME TAXES</u>:**

Prior to September 2003, the Company was a wholly owned subsidiary of ESI. The Company's tax attributes were passed through to its Parent and any taxable income was offset by the Parent's tax loss carryforwards. In connection with the spin-off, the Company retained its tax loss carryforward generated in the current year returns. The Company's tax basis of its assets and liabilities carry forward after the spin-off. The following lists the Company's deferred tax assets and liabilities as of December 31, 2004:

Current assets (liabilities):	
Prepaid expenses	$ (34,000)
Unrealized gains – securities held for sale	(20,000)
Deferred revenues and compensation	94,000
	40,000
Non-current assets (liabilities)	
Deferred compensation	6,000
Property and intangible asset differences	(48,000)
Net loss carryforward	319,000
Tax credits	89,000
	366,000
Net tax assets	$ 406,000

As of December 31, 2004, the Company had approximately $850,000 of tax loss carryforwards, which if not utilized to reduce taxable income in future periods, will expire in 2023 and 2024. The Company's valuation allowance as of December 31, 2004 and 2003 was $0; the valuation allowance was reduced by $80,000 in 2003.

At December 31, 2004, the Company's current tax provision was reduced by $415,000 attributable to the tax effects of stock option exercises recorded in stockholders' equity.

The following is a reconciliation of the actual income tax rate - expense (benefit) to the expected combined Federal and State tax rate of approximately 37%:

	2004	2003
Expected income tax rate - expense (benefit)	37%	37%
Permanent differences	(4%)	1%
Tax credits	(17%)	–
Decrease in the deferred tax valuation allowance	–	(67%)
Actual income tax rate	16%	(29%)

During 2003, the Company determined that it was more probable than not that the Company's net deferred tax asset would be realized in the future and accordingly, the Company eliminated the related valuation allowance.

11. **RELATED PARTY TRANSACTIONS**:

In 2003, pursuant to the Distribution Agreement with ESI (see Note 2) the company assumed a convertible debenture in the amount of $1,000,000 (the "Debenture") with Tectonic Construction Co. ("TCC") and a note in the amount of $150,000 (the "Note"). A director of the Company is the president and majority shareholder of TCC. The Debenture and the Note bore interest at the greater of prime plus two points or 10% which interest was payable quarterly. Of that amount $300,000 was paid off with proceeds of a convertible debenture sold to Arch in a like amount. Also, in September of 2003, TCC converted $210,000 of the remaining debt into 100,000 shares of the Company's stock pursuant to the terms of the debt assumed from ESI. The remaining $640,000 was also paid off in September 2003 with the proceeds from a term loan of the same amount obtained from a commercial bank.

As discussed above in Note 2, the Company executed a Securities Subscription and Investment Agreement with Arch Coal, Inc. in July 2003. Pursuant to the investment agreement, in September 2003 Arch purchased a $300,000 convertible debenture from the Company, purchased 137,741 shares of the Company's Common stock and was also granted an option to purchase 50,000 shares. The debenture and accrued interest thereon was repaid in 2004. The Company also co-markets its ADA-249 product under an agreement with Arch as described above. Under that arrangement, the Company has recorded revenue of $25,000 and $150,000 in 2004 and 2003, respectively. A designee of Arch has been appointed a seat on the Company's Board of Directors and management of the Company has agreed in the future to nominate and to vote all proxies and other shares of stock in the Company which they are entitled to vote in favor of that designee so long as Arch holds no less than 100,000 shares of the Company's common stock.

12. **BUSINESS SEGMENT INFORMATION**:

The Company has three reportable segments: mercury emission controls (MEC), flue gas conditioning and consulting (FGC), and combustion aids and consulting (CA). All assets are located in the U.S. and are not evaluated by management on a segment basis. All significant customers are U.S. companies.

Year Ended December 31, 2004:

	MEC	FGC	CA	Total
Total revenue	$5,940,000	$2,122,000	$355,000	$8,417,000
Segment profit (loss)	$996,000	$964,000	$34,000	$1,994,000

Year Ended December 31, 2003:

	MEC	FGC	CA	Total
Total revenue	$3,437,000	$2,037,000	$389,000	$5,863,000
Segment profit (loss)	$890,000	$1,104,000	$(84,000)	$1,910,000

A reconciliation of the reported total segment profit to net income for the periods shown above is as follows:

	2004	2003
Total segment profit	$1,994,000	$1,910,000
Non-allocated general and administrative expenses	(1,458,000)	(1,460,000)
Depreciation and amortization	(153,000)	(130,000)
Interest, other income/expenses and tax (provision) benefit	(47,000)	89,000
Net income	$ 336,000	$ 409,000